THE OWEN LAW FIRM, P.C.

Attorneys at Law

One Arlington Centre

1112 East Copeland Road

Suite 420

Arlington, Texas 76011

TELEPHONE (817) 460-4498 (817) 461-6079 -- Metro	TELEFAX (817) 795-0154

December 11, 2006

Mr. Edward Stevens, President

Kingdom Koncrete, Inc.

4232 East Interstate 30

Rockwall, Texas 75087

RE:

Issuance of up to a maximum of 1,000,000 shares and a minimum of 150,000 shares of the common stock of Kingdom Koncrete, Inc., $0.001 par value, in a public offering of said common stock following the filing and approval of a Registration Statement on Form SB-1

Dear Mr. Stevens:

As the sole director, sole officer, and majority shareholder of Kingdom Koncrete, Inc. (the “Corporation”), a Nevada corporation, you have requested my opinion as special securities counsel for the Corporation with regard to the issuance of  up to a maximum of 1,000,000 shares and a minimum of 150,000 shares (the “Registration Stock”) of the common stock of the Corporation, $0.001 par value, in a public offering of said Registration Stock at a price of $0.50 per share following the filing and approval of a Registration Statement on Form SB-1.

I have examined such documents and records of the Corporation and I have reviewed the pertinent Nevada corporation laws that I have deemed necessary for purposes of the rendering of the opinion set forth below.  I am of the opinion that the Registration Stock described in the Registration Statement and authorized for issuance pursuant to the public offering described therein, will, upon payment therefor by subscribers to such public offering, constitute validly issued, fully paid, and non-assessable shares of the common stock of the Corporation under the applicable corporate laws of the State of Nevada.

I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement to be filed on Form SB-1 and to the reference to my firm in the Prospectus under the caption “Legal Matters.”

Sincerely,

/s/ T. Alan Owen

T. Alan Owen

TAO/mm